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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -----------------------------
                                   SCHEDULE TO


            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                          Genesis Health Ventures, Inc.
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                       (Name of Subject Company (Issuer))

                         Genesis Health Ventures, Inc.
-------------------------------------------------------------------------------
                        (Name of Filing Persons (Issuer))

       Options under the 2001 Stock Option Plan to Purchase Common Stock,
                            Par Value $.02 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable*
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              George V. Hager, Jr.
              Executive Vice President and Chief Financial Officer
                          Genesis Health Ventures, Inc.
                              101 East State Street
                            Kennett Square, PA 19348
                                 (610) 444-6350
-------------------------------------------------------------------------------
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Richard J. McMahon, Esq.
                                 Blank Rome LLP
                                One Logan Square
                             Philadelphia, PA 19103
                            Telephone: (215) 569-5500

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Valuation (1)                              Amount of Filing Fee(2)
-------------------------------------------------------------------------------
      $17,461,675                                              $1,412.65
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(1)      Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,077,500 shares of Common Stock of Genesis Health Ventures, Inc. having an aggregate value of $16,022,425 as of March 31, 2003, will be tendered and cancelled pursuant to this offer in exchange for which the holders thereof will have acceleration of vesting of all of their restricted stock awards. The transaction valuation also includes cash consideration to be paid by Genesis Health Ventures, Inc., in the amount of $2.00 per option for up to an aggregate of 654,000 options and cash consideration to be paid by Genesis Health Ventures, Inc. in the amount of $2.50 per option for up to an aggregate of 52,500 options.

(2) Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of transaction valuation.



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|X|      Check box if any part of the fee is offset as provided by Rule
         0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|      third-party tender offer subject to Rule 14d-1.
         |X|      issuer tender offer subject to Rule 13e-4.
         |_|      going-private transaction subject to Rule 13e-3.
         |_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         *There is no trading market or CUSIP Number for the options. The CUSIP Number for the Common Stock underlying the options is 37183F-10-7.



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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on April 1, 2003, relating to an offer by Genesis Health Ventures, Inc., (the "Company"), to its employees (which includes employees of the majority-owned or wholly-owned subsidiaries of the Company) to tender all options (the "Options") to purchase shares of its common stock, par value $.02 per share ("Common Stock") outstanding under the Company's 2001 Stock Option Plan (the "2001 Stock Option Plan"), for the following consideration: (a) for those holders of Options who have received awards of more than 2,000 restricted shares of Common Stock under the 2001 Stock Incentive Plan, the acceleration of vesting of all such restricted shares (the "Restricted Share Acceleration") plus a cash payment of $2.50 per share subject to the Option for Options having an exercise price below $20.00 per share, and (b) with respect to those holders of Options who have not received awards of more than 2,000 restricted shares, (i) for those Options having an exercise price of at least $20.00 per share, a cash payment of $2.00 per share subject to the Option, and (ii) for those Options having an exercise price below $20.00 per share, a cash payment of $2.50 per share subject to the Option, on the terms and subject to the conditions set forth in the Offer to Acquire, dated April 1, 2003 ("Offer to Acquire"), that was filed as Exhibit (a)(1) to the Schedule TO, and which is amended as of April 18, 2003. A copy of the Offer to Acquire, as amended, is attached hereto as Exhibit (a)(1) and is incorporated herein by reference.

         The amendments and supplements to the Offer to Acquire, the Form of Letter of Acceptance ("Letter of Acceptance") filed as Exhibit (a)(3) to the Schedule TO, and the Form of Notice of Withdrawal from the Offer ("Notice of Withdrawal") filed as Exhibit (a)(4) to the Schedule TO, are described in the Memorandum from Robert H. Fish, Chairman of the Board and Chief Executive Officer of the Company, dated April 18, 2003, filed as Exhibit (a)(9) and incorporated herein by reference.

Items 1-9, 11 AND 13

         Items 1-9 and Items 11 and 13 of the Schedule TO are hereby amended by the following amendments to the Offer to Purchase, Letter of Acceptance and Notice of Withdrawal:

(i) The Cover Page, Introduction, Q&A numbers 4, 6 and 7 of the Summary Term Sheet and Sections 2 and 6 of the Offer to Acquire as well as each of the Letter of Acceptance and Notice of Withdrawal are amended to indicate that the offer and withdrawal rights will expire at 12:00 midnight Philadelphia time on April 28, 2003, subject to further extension of the Expiration Date by the Company;

(ii) The Introduction, Q&A numbers 6 and 7 of the Summary Term Sheet and Section 6 of the Offer to Acquire are amended to indicate that the validly tendered Options will be acquired and cancelled by the Company as of the Cancellation Date which will be "promptly" after the Expiration Date;

(iii) Q&A number 14 of the Summary Term Sheet of the Offer to Acquire is amended to clarify that the offer is subject to the conditions which are described in
Section 7 of the Offer to Acquire;


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(iv) Section 4 of the Offer to Acquire is amended to clarify that in the event that the Company waives a condition of the offer, such waiver will apply to all holders of Options eligible for tender in the offer;

(v) Section 5 is amended to clarify that the holders who have tendered Options in the offer may withdraw such Options which have not been accepted for cancellation by the Company at any time after May 27, 2003;

(vi) Section 7 of the Offer to Acquire is amended as follows:

o to remove the reference to "any action or omission by the Company" in connection with the occurrence of any events constituting a condition to the offer making it inadvisable for the Company to proceed with the offer or with acceptance and cancellation of the tendered Options;

o to remove the qualifying term "could" and replace it with "would" in the first bullet paragraph;

o to remove the qualifying phrase "or might" from the second bullet paragraph;

o to remove the qualifying phrase "or may be" from the final bullet paragraph;

o to remove the phrase "the contemplated future conduct of our business or the business of any of our majority owned or wholly-owned subsidiaries" from each of the first bullet paragraph and subsection
         (iv) of the second bullet paragraph and replace it with the phrase "Genesis's ability to consummate the spin-off or Genesis's or any of its majority-owned or wholly-owned subsidiaries' ability to conduct business after the spin-off";

o to strike the phrase "materially impair the contemplated benefits of the offer to us" from each of the first bullet paragraph and subsection
         (iv) under the second bullet paragraph;

o to clarify in subsection (ii) of the third bullet paragraph that the occurrence of a 25% or more increase or decrease in the market price of Genesis's Common Stock would constitute a condition of the offer allowing for termination of the offer by Genesis;

o to clarify in the final bullet paragraph that any change in the business, condition (financial or other), assets, income, operation, prospects or stock ownership of Genesis or its majority-owned or wholly-owned subsidiaries materially adversely affecting Genesis or its majority-owned or wholly-owned subsidiaries shall be deemed a condition allowing for the termination of the offer by Genesis;

(vii) Section 13 is amended to include the aggregate number of Options beneficially owned by the non-employee directors of Genesis and to remove the incorporation by reference of the indicated pages of the Genesis proxy statement from the Offer to Acquire;

(viii) Section 17 is amended to remove the reference to Genesis being able to provide oral notice of its termination of the offer or its amendment of the offer and the postponement of its acceptance and cancellation of Options elected for tender;


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(ix) The Letter of Acceptance is amended in the paragraph on page 3 thereof immediately preceding the table entitled "Description of Options Tendered," by eliminating the language in the first sentence from "read, understands, and agrees to all of the terms of the Offer" and replacing such language with "received the documents constituting the Offer."

(x) The Notice of Withdrawal is amended by eliminating the penultimate sentence of the first paragraph of the document.

Item 12.      Exhibits.

         (a)      (1) Offer to Acquire, as amended.

                  (2) Memoranda from Robert H. Fish, Chairman of the Board and Chief Executive Officer of Genesis Health Ventures, Inc., dated April 1, 2003.*

                  (3)      Form of Letter of Acceptance.*

                  (4)      Form of Notice of Withdrawal from the Offer.*

                  (5)      Intentionally left blank.

                  (6) Genesis Health Ventures, Inc. Annual Report on Form 10-K for the year ended September 30, 2002, filed with the SEC on December 30, 2002 (incorporated herein by reference).

                  (7) Genesis Health Ventures, Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the SEC on February 12, 2003 (incorporated herein by reference).

                  (8) Memorandum from Robert H. Fish, Chairman of the Board and Chief Executive Officer of Genesis Health Ventures, Inc., dated April 18, 2003.

         (b)      Not applicable.

         (d)      (1)      Genesis Health Ventures, Inc. 2001 Stock Option
                           Plan (incorporated herein by reference to the applicable exhibit filed with the Company's
                           Registration Statement on Form S-8 (File No.
                           333-82200), filed with the SEC on February 5, 2002).

                  (2) Genesis Health Ventures, Inc. 2001 Stock Incentive Plan (incorporated herein by reference to the applicable exhibit filed with the Company's Registration Statement on Form S-8 (File No. 333-83430), filed with the SEC on February 26, 2002)

         (g) Not applicable.

         (h) Not applicable.


______________________

* Previously filed.



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.


                         GENESIS HEALTH VENTURES, INC.

                         /s/George V. Hager, Jr.
                         ----------------------------------------------------
                         George V. Hager, Jr.
                         Executive Vice President and Chief Financial Officer

Date:    April 18,  2003

                                INDEX TO EXHIBITS



Exhibit Number                                                    Description

(a)           (1)         Offer to Acquire, as amended.

              (2) Memoranda from Robert H. Fish, Chairman of the Board and Chief Executive Officer of Genesis Health Ventures, Inc., dated April 1, 2003.*

              (3)         Form of Letter of Acceptance.*

              (4)         Form of Notice of Withdrawal from the Offer.*

              (5)         Intentionally left blank.

              (6) Genesis Health Ventures, Inc. Annual Report on Form 10-K for the year ended September 30, 2002, filed with the SEC on December 30, 2002 (incorporated herein by reference).

              (7) Genesis Health Ventures, Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the SEC on February 12, 2003 (incorporated herein by reference).

              (8) Memorandum from Robert H. Fish, Chairman of the Board and Chief Executive Officer of Genesis Health Ventures, Inc., dated April 18, 2003.

(b)           Not applicable.

(d)           (1)        Genesis Health Ventures, Inc. 2001 Stock Option Plan
                         (incorporated herein by reference to the applicable exhibit filed with the Company's Registration Statement on Form S-8 (File No. 333-82200), filed with the SEC on February 5, 2002).

              (2) Genesis Health Ventures, Inc. 2001 Stock Incentive Plan (incorporated herein by reference to the applicable exhibit filed with the Company's Registration Statement on Form S-8 (File No. 333-83430), filed with the SEC on February 26, 2002).

(g)           Not applicable.

(h)           Not applicable.

________________________
* Previously filed.